Filed Pursuant to Rule 424(b)(3)
Registration No. 333-213271

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
SUPPLEMENT NO. 19 DATED FEBRUARY 8, 2018
TO THE PROSPECTUS DATED FEBRUARY 10, 2017
This document supplements, and should be read in conjunction with, the prospectus of Cole Real Estate Income Strategy (Daily NAV), Inc. dated February 10, 2017; Supplement No. 3 dated April 14, 2017; Supplement No. 15 dated November 28, 2017, which superseded and replaced all previous supplements to the prospectus, with the exception of the “Experts” and “Incorporation by Reference” sections in Supplement No. 3; Supplement No. 16 dated December 7, 2017; Supplement No. 17 dated January 5, 2018; and Supplement No. 18 dated February 1, 2018. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus, as supplemented to date.
The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of Cole Real Estate Income Strategy (Daily NAV), Inc.;
(2)	the net asset value (“NAV”) per share for each class of common stock on each business day for the month of January 2018;
(3)	information regarding the share redemption limit; and
(4)	updates to our advisor.
OPERATING INFORMATION
Status of Our Public Offering
The registration statement for our initial public offering of $4,000,000,000 in shares of common stock was declared effective by the U.S. Securities and Exchange Commission on December 6, 2011 and was subsequently superseded by registration statements declared effective on August 26, 2013 and February 10, 2017. We are offering up to $3,500,000,000 in shares of common stock pursuant to our primary offering, consisting of three classes of shares of common stock: W Shares, A Shares and I Shares. We are also offering $500,000,000 in shares pursuant to our distribution reinvestment plan. We are offering to sell any combination of W Shares, A Shares and I Shares with a dollar value up to the maximum offering amount. During the month of January 2018, we accepted investors’ subscriptions for, and issued, a total of approximately 593,000 shares of our common stock in our offering, resulting in gross proceeds to us of approximately $11.0 million, consisting of approximately 536,000 shares of our common stock in our primary offering, resulting in gross proceeds to us of approximately $10.0 million ($5.4 million in W Shares and $4.6 million in A Shares), and approximately 57,000 shares of our common stock pursuant to our distribution reinvestment plan, resulting in gross proceeds to us of approximately $1.0 million. As of January 31, 2018, we accepted investors’ subscriptions for, and issued, approximately 31.3 million shares of our common stock in the offering (including shares issued pursuant to our distribution reinvestment plan), resulting in gross proceeds to us of approximately $561.6 million.
We are structured as a perpetual-life, non-exchange traded REIT. This means that, subject to regulatory approval of our filing for additional offerings, we will be selling shares of our common stock on a continuous basis and for an indefinite period of time. We will endeavor to take all reasonable actions to avoid interruptions in the continuous offering of our shares of common stock. There can be no assurance, however, that we will not need to suspend our continuous offering. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering as well as to renew, extend or terminate registration at any time.

NAV per Share
The following is a list of the NAV per share on each business day for the month of January 2018 for each of our classes of common stock:

	NAV per Share
Date	W Shares	A Shares	I Shares
January 2, 2018	$18.36	$18.15	$18.54
January 3, 2018	$18.36	$18.15	$18.54
January 4, 2018	$18.36	$18.15	$18.54
January 5, 2018	$18.36	$18.15	$18.54
January 8, 2018	$18.36	$18.15	$18.54
January 9, 2018	$18.36	$18.14	$18.54
January 10, 2018	$18.35	$18.14	$18.54
January 11, 2018	$18.35	$18.14	$18.54
January 12, 2018	$18.35	$18.14	$18.53
January 16, 2018	$18.35	$18.14	$18.53
January 17, 2018	$18.35	$18.14	$18.53
January 18, 2018	$18.35	$18.13	$18.53
January 19, 2018	$18.33	$18.12	$18.52
January 22, 2018	$18.33	$18.12	$18.52
January 23, 2018	$18.32	$18.11	$18.51
January 24, 2018	$18.32	$18.11	$18.51
January 25, 2018	$18.32	$18.11	$18.50
January 26, 2018	$18.33	$18.12	$18.52
January 29, 2018	$18.33	$18.11	$18.52
January 30, 2018	$18.33	$18.11	$18.52
January 31, 2018	$18.33	$18.11	$18.51
The NAV per share is the price at which we sold our shares pursuant to purchase orders (excluding selling commissions charged on A Shares), and redeemed shares pursuant to redemption requests, on the business day specified. Purchases and redemptions will be made in accordance with our policies as set forth in the registration statement and prospectus to which this prospectus supplement relates. Our NAV per share for each of our classes of common stock is posted daily on our website at https://www.colenetlease.com/income-nav#summary.
Please refer to “Valuation Policies” beginning on page 89 of the current prospectus, as supplemented, for important information about how NAV is determined for each of our classes of common stock. Our NAV per share for each share class, which is updated daily, along with our registration statement, prospectus and prospectus supplements are available on our website at https://www.colenetlease.com/income-nav#summary.
Redemption Limit
As disclosed on our website, as of December 31, 2017, our NAV was $470,244,338. As of January 1, 2018, the redemption limit for the quarter ending March 31, 2018 was 10% of our NAV as of December 31, 2017. Given that sales of our common stock have exceeded redemption requests quarter to date, the redemption limit as of February 1, 2018 has not been reduced below 10% of our NAV as of December 31, 2017. For a complete discussion of redemption limits, refer to the section of our prospectus captioned “Share Purchases and Redemptions — Redemption limitations” on page 180 of the prospectus.

The Advisor
The following information supersedes and replaces the section of our prospectus captioned “Management — The Advisor” beginning on page 104 of the prospectus, and all similar discussions appearing throughout the prospectus are superseded, replaced or supplemented, as appropriate.
Our advisor is Cole Income NAV Strategy Advisors, a Delaware limited liability company that is owned and controlled by CCO Group, LLC. Certain of our executive officers and one of our directors also are officers, key personnel and/or members of our advisor. As of the date of this supplement, our advisor has no paid employees; however, our advisor’s affiliates have approximately 800 full-time employees, many of whom serve as dual employees of our advisor and of affiliates of our advisor, and dedicate a portion of their time providing services to our advisor. All of our day-to-day operations are managed by our advisor. Our advisor has contractual and fiduciary responsibilities to us and our stockholders pursuant to the advisory agreement. Our advisor is wholly-owned indirectly by CIM.
The officers and key personnel of our advisor or certain affiliates are as follows:

Name	Age*	Position(s)
Avraham Shemesh	56	President and treasurer
Richard S. Ressler	59	Vice president
Shaul Kuba	55	Vice president
Nicholas V. Morosoff	52	Vice president
Kelly Eppich	61	Vice president
Charles E. Garner, II	55	Vice president
Terry Wachsner	68	Vice president
Nathan D. DeBacker	37	Vice president
Jordan Dembo	39	Vice president and secretary
David Thompson	54	Vice president and chief financial officer
__________________________
*    As of February 7, 2018.
The backgrounds of Messrs. Ressler and DeBacker are described in the “Management — Executive Officers and Directors” section of the prospectus. Below is a brief description of the other officers and key employees of our advisor.
Avraham Shemesh has served as president and treasurer of Cole Income NAV Strategy Advisors since February 2018. In addition, Mr. Shemesh serves or will serve in the following positions for CCO Group and certain other programs sponsored by CCO Group:

Entity	Position(s)	Dates
CCIT II	Chief executive officer, president and director	February 2018 - Present
CCPT V	Chief executive officer and president	February 2018 - Present
	Director	Commencing March 2018
CCI II Advisors; CCPT IV Advisors; CCPT V Advisors; CCI III Advisors	President and treasurer	February 2018 - Present
CCO Group, LLC	President and treasurer	February 2018 - Present
Mr. Shemesh, Co-Founder and a Principal of CIM, has been an active real asset owner and operator for over 26 years. Since co-founding CIM in 1994, Mr. Shemesh has been instrumental in building CIM’s real estate and infrastructure platforms, which own and operate $25.7 billion of assets. As a Principal and Head of CIM’s Investments Group, he is actively involved in the acquisition process and provides guidance on the diverse acquisition ideas across CIM’s platforms. He serves on CIM’s Investment Committee and Asset Management Committee. Additionally, Mr. Shemesh is responsible for the day-to-day operations of CIM, including strategic initiatives, asset management and leasing and partner & co-investor relations and product management. Mr. Shemesh also has served as a director of CIM Commercial Trust Corporation (NASDAQ: “CMCT”), a real estate investment trust that acquires, owns and operates office investments and is an affiliate of CIM, since March 2014. Prior to CIM, Mr. Shemesh was involved in a number of successful entrepreneurial real estate activities, including co-founding Dekel Development, which developed a variety of commercial and residential properties in Los Angeles.

Shaul Kuba has served as vice president of Cole Income NAV Strategy Advisors since February 2018. In addition, Mr. Kuba serves in the following positions for CCO Group and certain other programs sponsored by CCO Group:

Entity	Position(s)	Dates
CCI II Advisors; CCPT IV Advisors; CCPT V Advisors; CCI III Advisors	Vice president	February 2018 - Present
Mr. Kuba, Co-Founder and a Principal of CIM, has been an active real estate investor for more than 25 years.  Since co-founding CIM in 1994, Mr. Kuba has been an integral part of building CIM’s investment platforms.  As a Principal and Head of CIM’s development group, he is actively involved in the development, redevelopment and repositioning of CIM’s real estate investments. Additionally, Mr. Kuba is instrumental in sourcing new investment transactions and establishing and maintaining relationships with national and regional retailers, hospitality brands and restaurateurs. He serves on CIM’s Investment and Asset Management Committees and provides guidance on the diverse investment ideas across CIM’s platforms.  Prior to CIM, Mr. Kuba was involved in a number of successful entrepreneurial real estate activities including co-founding Dekel Development, which developed a variety of commercial and multifamily properties in Los Angeles.
Nicholas V. Morosoff has served as vice president of Cole Income NAV Strategy Advisors since February 2018. In addition, Mr. Morosoff serves in the following positions for CCO Group and certain other programs sponsored by CCO Group:

Entity	Position(s)	Dates
CCI II Advisors; CCPT IV Advisors; CCPT V Advisors; CCI III Advisors	Vice president	February 2018 - Present
Mr. Morosoff is a Principal, Counsel for CIM.  As a Principal, he serves on CIM’s Investment Committee.  From January 1998 until joining CIM full time in January 2001, Mr. Morosoff was General Counsel of Orchard Capital Corporation and of j2 Global, Inc. and also served as CIM’s part-time General Counsel.  Before joining Orchard Capital Corporation, from August 1994 until December 1997, Mr. Morosoff was an Assistant U.S. Attorney working for the Department of Justice in Los Angeles, specializing in real property seizures and forfeitures.  Prior to that, from October 1989 until August 1994, he was an Associate with Sullivan & Cromwell in New York and Los Angeles. In that capacity he performed research, analysis and negotiations on a variety of real estate transactions including acquisitions and dispositions, tenant leases, sale-leaseback transactions, and securitized real estate financings. Mr. Morosoff received both a B.A. in Economics and a J.D. from Boston University.
Kelly Eppich has served as vice president of Cole Income NAV Strategy Advisors since February 2018. In addition, Mr. Eppich serves in the following positions for CCO Group and certain other programs sponsored by CCO Group:

Entity	Position(s)	Dates
CCI II Advisors; CCPT IV Advisors; CCPT V Advisors; CCI III Advisors	Vice president	February 2018 - Present
Mr. Eppich is a Principal, Investments of CIM.  As a Principal, he serves on CIM’s Investment Committee.  From January 2000 until joining CIM in March 2002, Mr. Eppich served as the Chief Financial Officer of the Decurion Corporation/Pacific Theatres. In that capacity, he was responsible for all areas of finance, accounting, treasury, risk management and information systems development of the firm.  From 1989 to 2000, he was Vice President Finance/Controller and then Vice President of Business Development, Finance and Administration for the International Recreation Enterprises Division of Warner Bros., which was responsible for the acquisition, development and operations of theme parks and multiplex theater real estate projects outside of the United States. Prior to joining Warner Bros., Mr. Eppich served as an Assistant Vice President and Assistant Corporate Controller for Maxicare Health Plans Inc. from 1986 to 1989 and worked for Ernst & Young from 1979 to 1986.  Mr. Eppich received a B.S. in Finance with an emphasis in Accounting from Weber State University.
Charles E. Garner, II has served as vice president of Cole Income NAV Strategy Advisors since February 2018. In addition, Mr. Garner serves in the following positions for CCO Group and certain other programs sponsored by CCO Group:

Entity	Position(s)	Dates
CCI II Advisors; CCPT IV Advisors; CCPT V Advisors; CCI III Advisors	Vice president	February 2018 - Present

Mr. Garner is a Principal, Investments of CIM.  As a Principal, Investments, he is involved in the investment and asset management process across CIM’s platforms, and serves on CIM’s Investment and Asset Management Committees.  Mr. Garner joined CIM in January 2003. He has also been Chief Executive Officer of CMCT since August 2014. Prior to joining CIM, Mr. Garner worked closely with CIM in various capacities since 1996, including originating Federal Realty Investment Trust’s partnership with CIM and managing that relationship for Federal Realty Investment Trust.  Mr. Garner has been involved in billions of dollars of real estate transactions including the acquisition, joint venture investment, disposition and equity and debt financing of more than 100 properties. He began his career in 1984 as a C.P.A. in the Washington, D.C. office of PricewaterhouseCoopers and has held various transactional positions with The Stout & Teague Companies (1986-1989), Federal Realty (1989-1999) and Walker & Dunlop (2000-2002). Mr. Garner holds a B.S. in Management from Tulane University’s A.B. Freeman School of Business.
Terry Wachsner has served as vice president of Cole Income NAV Strategy Advisors since February 2018. In addition, Mr. Wachsner serves in the following positions for CCO Group and certain other programs sponsored by CCO Group:

Entity	Position(s)	Dates
CCI II Advisors; CCPT IV Advisors; CCPT V Advisors; CCI III Advisors	Vice president	February 2018 - Present
Mr. Wachsner is a Principal, Property Management of CIM.  As a Principal, Mr. Wachsner serves on CIM’s Investment Committee.  Prior to joining CIM in September 2005, Mr. Wachsner was Director of Asset Services for Continental Development Corporation where he was involved in property acquisitions, new revenue generation, real estate tax appeals, leasing, and joint venture representation for company-owned assets. Prior to that, Mr. Wachsner held the position of Executive Managing Director for Kennedy-Wilson Properties, Ltd. where he was responsible for operations and leasing of a 75 million square foot national portfolio of office, retail, industrial, and apartments (10,000 units). From 1980 to 1998, Mr. Wachsner headed up Heitman Properties, Ltd. as President, Property Management responsible for the day-to-day operations of the management division that included at one point 125 million square feet of office and industrial properties plus 25,000 apartment properties. From 1976 to 1980, Mr. Wachsner was Regional Manager at R&B Corporate Housing. Prior to that, from 1975 to 1976, Mr. Wachsner held the position of Real Estate Sales Associate at Mary Mac & Associates. Mr. Wachsner received a B.A. degree in Psychology from University of California, Los Angeles, and a Master of Arts in Architecture and Urban Planning from University of California Los Angeles.
Jordan Dembo has served as vice president and secretary of Cole Income NAV Strategy Advisors since February 2018. In addition, Mr. Dembo serves in the following positions for CCO Group and certain other programs sponsored by CCO Group:

Entity	Position(s)	Dates
CCI II Advisors; CCPT IV Advisors; CCPT V Advisors; CCI III Advisors	Vice president and secretary	February 2018 - Present
Mr. Dembo is General Counsel and 1st Vice President within CIM’s Legal Department and is based in the Los Angeles office.  In this capacity, Mr. Dembo oversees fund formation, assists with corporate governance and compliance oversight, and provides general advice on other legal issues affecting CIM and its investments.  Prior to joining CIM in November 2011, Mr. Dembo was a Senior Associate in the Real Estate Department for four years at the Los Angeles office of Katten Muchin Rosenman.  Prior to that, from 2005 to 2007, Mr. Dembo was an Associate at Cox, Castle & Nicholson, LLP. Mr. Dembo holds a B.B.A. in Real Estate from the University of Wisconsin-Madison and received a J.D. from UCLA, graduating Order of the Coif.  Mr. Dembo was named a rising star by Super Lawyers from 2009-2011.
David Thompson has served as vice president and chief financial officer of Cole Income NAV Strategy Advisors since February 2018. In addition, Mr. Thompson serves in the following positions for CCO Group and certain other programs sponsored by CCO Group:

Entity	Position(s)	Dates
CCI II Advisors; CCPT IV Advisors; CCPT V Advisors; CCI III Advisors	Vice president and chief financial officer	February 2018 - Present

Mr. Thompson is a Principal, Chief Financial Officer of CIM. As a Principal, Mr. Thompson serves on CIM’s Investment Committee.  He has also been Chief Financial Officer of CMCT since March 2014. Prior to joining CIM in November 2009, Mr. Thompson spent 15 years with Hilton Hotels Corporation, most recently as Senior Vice President and Controller, where he was responsible for worldwide financial reporting, financial planning and analysis, risk management, internal control and technical accounting compliance.  His tenure at Hilton included both SEC compliance as a public company and reporting as a private equity portfolio company. Mr. Thompson’s experience includes multi-billion dollar real estate acquisitions and dispositions in the hospitality, gaming and timeshare sectors, as well as significant capital markets experience. Mr. Thompson began his career in 1987 as a C.P.A. in the Los Angeles office of Arthur Andersen & Co, where, until 1995, he was a manager in the audit practice. Mr. Thompson received a B.S. in Accounting from the University of Southern California.

In addition to the officers and key personnel listed above, our advisor employs personnel who have extensive experience in selecting, managing and selling commercial properties similar to the properties sought to be acquired by us. As of the date of this supplement, our wholly-owned subsidiary, CRI (Daily NAV), LLC, is the sole limited partner of our operating partnership.

INAV-SUP-19H